Exhibit 99.38

encore Energy provides South Texas Uranium operations update

(TSX.V: EU)

(OTCQB: ENCUF)

www.encoreenergycorp.com

CORPUS CHRISTI, Texas, July 20, 2021 /CNW/ -enCore Energy Corp. {TSXV: EU) {OTCQB: ENCUF) (the “Company”) is pleased to provide an update on its South Texas Uranium Operations. Since acquiring the uranium assets from Westwater Resources, Inc. on December 30, 2020, encore Energy has aggressively executed its strategy to become the newest in-situ recovery (“ISR”) uranium producer in the U.S. with operational highlights including:

●	Acquisition of mineral and surface properties in known uranium historic resource areas, including several that are partially permitted and previously licensed Texas projects, located within 75 miles of the Rosita Central Processing Plant. These properties provide a pipeline of future production projects to feed the Rosita plant as satellite operations;
●	Commencement of the refurbishment and upgrade work for the Rosita Processing Facility projected for completion by Q2 2022;
●	Preparation of applications to the State of Texas for the commencement of confirmation drilling;
●	Completion of surface reclamation and decommissioning work at the former Vasquez ISR project. The Company is now working with the State of Texas to finalize and release the bonding as sites are returned to their prior use;
●	Relocation of the Corporate Office to Corpus Christi, Texas.

Paul Goranson, encore Energy Chief Executive Officer said, “Our team at encore has been executing our South Texas strategy which prioritizes restoring the Rosita processing facility to production capability along with securing additional resources to feed the plant over the coming years We will continue to move forward on our initiatives, meeting our key milestones while nuclear energy continues to establish itself as the low carbon emission, affordable and sustainable energy source.”

South Texas Regional Resource Development (CNW Group/enCore Energy Corp.)

About encore Energy Corp.

encore Energy Corp. is a U.S. domestic uranium developer focused on becoming a leading in-situ recovery (ISR) uranium producer. The Company is led by a team of industry experts with extensive knowledge and experience in the development and operations of in situ recovery uranium operations. encore Energy’s opportunities are created from the Company’s transformational acquisition of its two South Texas production facilities, the changing global uranium supply/demand outlook and opportunities for industry consolidation. These short-term opportunities are augmented by our strong long term commitment to working with local indigenous communities in New Mexico where the company holds significant uranium resources.

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For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreenergycorp.com, www.encoreenergycorp.com

CO: encore Energy Corp.

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